FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 21 December 2020

Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

18 December 2020

NatWest Group plc

NatWest announces acquisition of mortgage portfolio from Metro Bank

NatWest Group plc (“NatWest”) today announces that it has entered into an agreement with Metro Bank plc (“Metro Bank”) to acquire a £3.0 billion portfolio of prime UK mortgages. The portfolio consists of owner occupied residential mortgages with a weighted average current loan to value of c.60%.

As part of the transaction, NatWest will welcome over 13,000 customers who will continue to be serviced by Metro Bank, in accordance with current arrangements, following the transfer to NatWest.

The purchase price of c.£3.1 billion represents a 2.7 per cent premium on gross book value1. The impact of the transaction, based on NatWest’s CET1 ratio at 30 September 2020, equates to a reduction of around 15 basis points2.

Commenting on the transaction, Alison Rose, CEO of NatWest said,

“Growing our mortgage book is an important strategic priority as we build a bank that delivers sustainable returns for shareholders. The addition of this loan book will supplement the strong organic growth that we continue to achieve.

“Our strong capital position, well above the target range, continues to provide the flexibility to navigate the uncertain environment and support our customers during the challenging times ahead.”

1. There may be an adjustment to the financial impact and consideration paid at completion under which loans representing up to 10% by value of the portfolio may be excluded from the sale, equal to a potential reduction in price of c.£0.3 billion. NatWest has full economic benefit of the portfolio and the transaction will be reflected in Q4 2020 results. The transaction is expected to close during the first quarter of 2021.

2. NatWest reported a Common Equity Tier 1 (CET1) ratio of 18.2% at 30 September 2020.

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 20 7672 1758

RBS Media Relations

+44 (0) 131 523 4205

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group’s exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future acquisitions, the final number of PPI claims and their amounts, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NatWest Group. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2019 Annual Report and Accounts (ARA), NatWest Group plc’s Interim Results for Q1 2020 and NatWest Group plc’s Interim Results for H1 2020 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	December 21, 2020	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary